Exhibit 99.4

CERTIFICATE OF QUALIFIED PERSON

Piers Wendlandt P.E.

Wood USA Mining Consulting

2000 S Colorado Blvd # 2-1000

Denver, CO, 80222

United States

I, Piers Wendlandt P.E., am employed as a Principal Mining Engineer with Wood USA Mining Consulting (Wood).

This certificate applies to the technical report entitled “Entrée/Oyu Tolgoi Joint Venture Project, NI 43-101 Technical Report” that has an effective date of 17 May, 2021 (the “technical report”).

I am registered as a Professional Engineer in the State of Colorado (PE. 0047235). I graduated with a BSc. in Mining Engineering from the Colorado School of Mines in 2005, with a Master’s of Public Affairs from the University of Texas at Austin in 2009, and with a Master’s in Business Administration from the University of Colorado at Denver in 2019.

I have practiced my profession for 15 years. I have been employed in both site-based operations and consulting roles during my career and have extensive experience with all aspects of the mine planning process. I have been directly involved in numerous scoping, pre-feasibility, and feasibility studies in a leading capacity. As a consultant, I have supervised the inputs and coordination of specialist disciplines into the mine planning and reserves estimation process for underground metals projects around the world. I have completed underground mine plans and schedules, estimated equipment and personnel requirements, and estimated capital and operating costs. After earning an MBA, I have undertaken financial modeling in support of technical studies.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 Standards of Disclosure for Mineral Projects (NI 43–101).

I have not visited the Oyu Tolgoi Project.

I am responsible for sections 1.1 to 1.2, 1.12 to 1.14, 1.16, 1.19, 1.20, 1.23.1 to 1.23.3, 1.23.5, 1.23.14, 1.23.15, 1.24.1, 1.24.2; Sections 2.1 to 2.3, 2.5 2.6; Section 3; Section 15; Section 16; Section 18.1 to 18.4, 18.6, 18.7; Sections 21.1, 21.2.1 to 21.2.4, 21.2.6 to 21.2.12, 21.3.1, 21.3.2, 21.3.4, 21.3.5, 21.3.7; Section 23; Sections 24.1.1 to 24.1.3, 24.1.5, 24.1.8; Sections 25.1, 25.7, 25.8, 25.10, 25.13, 25.14, 25.16, 25.17.1, 25.17.2; and Section 27 of the Technical Report.

I am independent of Entrée Resources Inc. as independence is described by Section 1.5 of NI 43–101.

I have had involvement with the Oyu Tolgoi Project since 2008, performing mine planning activities such as mine design, scheduling, and trade-off studies in support of underground mine designs.

Wood USA Mining Consulting 2000 S Colorado Blvd # 2-1000 Denver, CO, 80222 United States www.woodplc.com	Page 1 of 2

I have read NI 43–101 and the sections of the technical report for which I am responsible have been prepared in compliance with that Instrument.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the sections of the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated: 20 July, 2021

“Signed”

Piers Wendlandt P.E.

Wood USA Mining Consulting 2000 S Colorado Blvd # 2-1000 Denver, CO, 80222 United States www.woodplc.com	Page 2 of 2